Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

On June 11, 2021, FS KKR Capital Corp. (“FSK”) filed a prospectus supplement (the “Prospectus Supplement”) pursuant to Rule 424(b)(2) to the prospectus, dated May 3, 2019, included in its registration statement on Form N-2, as amended (File No. 333-231221). The Prospectus Supplement contained information regarding FSK’s proposed merger with FS KKR Capital Corp. II (“FSKR”).

The following are excerpts from the Prospectus Supplement discussing FSK’s proposed merger with FSKR.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2021:

(1) on an actual basis;

(2) on a pro forma basis giving effect to the consummation of the Merger;

(3) on an as adjusted basis giving effect to the offering of the Notes and the application of net proceeds from this offering as described in this prospectus supplement under the caption “Use of Proceeds”; and

(4) on an as adjusted basis giving effect to the consummation of the Merger and the offering of the Notes and the application of net proceeds from this offering as described in this prospectus supplement under the caption “Use of Proceeds”.

You should read this table together with “Use of Proceeds” set forth in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Dollar amounts are presented in millions.

	As of March 31, 2021 (Unaudited)
	Actual FSK	Actual FSKR	Pro Forma Adjustments		Pro Forma(1)	As Adjusted for this Offering(2)	Pro Forma as Adjusted for this Offering(3)
Cash	$144	$252	$(12	)(6)	$384	$144	$384

Debt
Credit facilities payable(4)	$466	$2,976	—		$3,442	$72	$3,048
Unsecured notes payable (net of deferred financing costs of $17 and $0, respectively)	2,777	471	—		3,248	2,777	3,248
Collateralized loan obligations (net of deferred financing costs of $5)	347	—	—		347	347	347
Notes offered hereby(5)	—	—	—		—	400	400

Net Assets	$3,221	$4,304	$(12)		$7,513	$3,221	$7,513

Total liabilities and stockholders’ equity	$6,964	$7,973	$(12)		$14,925	$6,964	$14,925

(1)	Column gives effect to the Merger but not this offering.

(2)	Column gives effect to this offering, but not the Merger.

(3)	Column gives effect to both the Merger and this offering.

(4)

As described in this prospectus supplement under the caption “Use of Proceeds,” we intend to use the net proceeds from this offering for general corporate purposes, including to repay outstanding indebtedness under our financing arrangements.

(5)	Exclusive of underwriting discounts and commissions and offering expenses.

(6)	Pro forma adjustment to cash includes estimated transaction costs of $7.325 and $4.825 for FSK and FSKR, respectively.

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Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Registration Statement”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds. The Funds have filed and intend to file relevant materials with the SEC, including the Registration Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS AND THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

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